Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561
      February 21, 2006

Mr. Arun Sarin
Chief Executive
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN, England

	RE:	Vodafone Group Public Limited Company
		Form 20-F for the fiscal year ended March 31, 2005
		Filed June 8, 2005
		File No. 1-10086

Dear Mr. Sarin:

      	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the year ended March 31,2005

Financial Statements
Note 36.  US GAAP Information
a) Investments accounted for under the equity method, page 126
1. Refer to the first paragraph of page 126, which discloses that you do not consolidate Vodafone Italy for US GAAP purposes because of significant participation rights held by minority shareholders. Describe for us the substantive participating rights held by minority shareholders and explain your consideration of them when deciding to account for Vodofone Italy under the equity method for US GAAP reporting purposes.

h) Cumulative effect of changes in accounting principles
EITF Topic D-108, page 132
2. Please explain to us why you recognized a L11,416 impairment charge on the Verizon Wireless` mobile licenses as of January 1, 2005, upon adopting EITF Topic D-108, while the Cellco Partnership did not incur a similar charge. As a part of your response to this comment, compare for us all the assumptions and estimates that you utilized in your impairment analysis to those utilized by Cellco Partnership management. Provide us detailed support for any of your assumptions or estimates that differ from the Cellco Partnership assumptions and estimates.
3. In light of Vodafone Italy`s history of losses under US GAAP, please provide us an analysis of your long-lived Vodafone Italy assets. Identify the useful lives assigned to these assets and tell us the expiration dates for Vodafone Italy`s telecommunications licenses. Also, explain to us how you determined that your investment in the Vodafone Italy intangible assets and other non-current assets is not impaired.
4. Similarly, we note that your German operations continue to experience losses under UK GAAP. Please provide us a similar analysis of your long-lived German assets and explain to us your consideration of whether or not impairment charges should be recorded in connection with your German operations under US GAAP.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3815 with any other questions.

							Sincerely,


							Larry Spirgel
							Assistant Director

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Mr. Arun Sarin
Chief Executive
Vodafone Group Public Limited Company
February 21, 2006
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